Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Fellow Shareholders,

Over the past year, together we have continued building the next chapter of TAT Technologies. This next chapter is defined by the significant growth our company has achieved in recent years and the highly ambitious goals we have set for the future. We expect to drive continued expansion in the coming years, primarily through strategic acquisitions. Executing on this scale requires us to develop a robust, world-class managerial infrastructure and maintain our attractiveness to the top-tier talent necessary to lead a much larger enterprise.

The proposals presented in this year's proxy statement should not be viewed in isolation. Together, they reflect the continued transformation of our company and our commitment to positioning TAT for its next stage of growth.

As Chairman, I believe one of the Board's most important responsibilities is to ensure that our governance evolves at the same pace as our business. Companies change, markets evolve and opportunities emerge. Strong governance must evolve accordingly while remaining firmly anchored in accountability, transparency and the creation of long-term shareholder value.

Since our last Annual General Meeting in November 2025, TAT has continued to evolve in ways that extend well beyond financial performance. During the past year, we have taken important steps to strengthen our governance, enhance the Board's capabilities and further align the company with its long-term strategic direction.

Our 2025 Annual General Meeting marked the beginning of an important new chapter following TAT's transition to a widely held public company without a controlling shareholder. This transition significantly expanded the Board's responsibilities and reinforced the importance of maintaining governance standards consistent with those of comparable U.S. public companies.

Accordingly, during the past year we strengthened the Board through the appointment of four highly experienced directors who bring substantial executive, operational, financial and public company experience. At this year's Annual General Meeting, we are asking shareholders to complete the next phase of this evolution by electing two additional directors whose backgrounds further strengthen the Board in areas that are increasingly important to TAT's future, including aerospace industry leadership, international legal expertise, mergers and acquisitions, capital markets and corporate governance.

These governance enhancements are one part of a broader transformation taking place across our company. While TAT remains incorporated in Israel, today it operates, in practical terms, as a U.S.-focused aerospace and defense company. Our headquarters, most of our executive leadership, approximately 70% of our employees, the majority of our customer relationships and an increasing share of our future growth opportunities are centered in the United States. As a result, we compete in the U.S. market, not only for customers, but also for talent, strategic partnerships and acquisition opportunities. Our strategy is to continue building TAT through disciplined execution, organic growth and strategic acquisitions that strengthen our capabilities, expand our market position and create sustainable long-term value for our shareholders.

As the company evolves, its governance framework must evolve with it. Board composition, executive leadership, compensation philosophy and governance practices should reflect the company we are today, not the company we were several years ago. This principle underlies many of the proposals presented in this year's proxy statement, with one prominent example being the proposed compensation policy. The proposed policy should not be viewed simply as a request to update compensation levels. Rather, it represents an important step in aligning our governance framework with the company's current operating profile, competitive environment and long-term strategic direction. Instead of prescribing rigid compensation outcomes, the proposed policy is intended to establish an appropriate governance framework that provides the flexibility necessary for the Board to exercise informed business judgment.

Importantly, our commitment to pay-for-performance remains unchanged. We continue to believe that executive compensation should reward performance, reinforce prudent risk management, align management's interests with those of our shareholders and support sustainable long-term value creation. As our operational center of gravity shifts to the United States, maintaining a competitive compensation framework is essential to attracting, retaining and motivating the leadership required to execute our strategy successfully in the market where we compete. Maintaining this alignment with prevailing U.S. market practices is also a strategic necessity to reduce the risk of creating significant compensation disparities between our existing personnel and the management teams that may join the company through future U.S. acquisitions.

Everything presented in this year's proxy statement, from Board composition and governance matters to executive compensation, serves one common objective: preparing TAT for its next stage of growth while strengthening our ability to create sustainable long-term value for all shareholders.

On behalf of the Board of Directors, thank you for your continued trust, confidence and support. We appreciate the partnership of our shareholders as we continue building the future of TAT together.

Sincerely,

Amos Malka

Chairman of the Board
TAT Technologies Ltd.

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Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company” or “TAT Technologies”) will be held on September 8, 2026 at 5:00 p.m. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Mr. Amos Malka, Mr. Amir Harel, Mr. Eitan Oppenhaim, Ms. Sagit Manor and Mr. Igal Zamir to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders;

2.	Approval of the election of each of Mr. David M. Brantner and Ms. Sagit Amit Evan to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders;
3.	Approval of the Company’s compensation policy for directors and officers;
4.	Approval of amendments to the compensation terms of our non-executive directors;
5.	Approval of the amendment to the compensation terms of the Chairman of the Board (the “Board” or the “Board of Directors”), Mr. Amos Malka;
6.	Approval of the amendment to the compensation terms of Mr. Igal Zamir in connection with his service as the Company’s Chief Executive Officer;
7.	Approval of amendments to the Company’s 2012 Incentive Plan and 2022 Incentive Plan to reallocate Awards between such plans;
8.
Approval of (i) an increase in the Company's authorized share capital and an amendment to the Company's Articles of Association to reflect such increase, and (ii) a separate amendment to the Company's Articles of Association regarding the mechanism for determining the chairperson of a shareholders' meeting;

9.	Approval of the adoption of the 2026 Employee Share Purchase Plan (the "ESPP"); and
10.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Board (or, the Audit Committee, if authorized by the Board) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The approval of each of Items 1-10 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

In addition, the approval of Items 3, 6  and, if Item 3 is not approved by the shareholders, Items 4-5, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and who do not have a personal interest in the approval of the applicable proposal, or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

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Under the Israeli Companies Law, 5759-1999, as amended (the "Companies Law"), in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal. In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal. Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares. For the purpose of Item 6, and, if Item 3 is not approved by the shareholders, Items 4-5, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Items 3-6 is deemed to confirm to the Company that such shareholder (i) does not have a personal interest in the matters set forth in Items 3-6  and (ii) is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 1:00 p.m., Israel time, on September 8, 2026, to the office of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. This notice should be addressed to the attention of Adv. Elad Amir.

Only shareholders of record at the close of business on August 3, 2026, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 10 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than September 8, 2026, 1:00 p.m. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card.

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A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 15, 2026, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, during normal business hours and by prior coordination with Mr. Elad Amir (tel: +972-3-6235000).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Amos Malka Chairman of the Board of Directors of the Company Dated: July 27, 2026

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TAT TECHNOLOGIES LTD.

9335 Harris Corners Pwky Charlotte, NC 28269

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 8, 2026

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Shares”), of TAT Technologies Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on September 8, 2026 at 5:00 p.m. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT”, “TAT Technologies”, the “Company”, “we” or “our” refer to TAT Technologies Ltd.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and may also contain forward-looking information within the meaning of the Israeli Securities Law, 5728-1968. All statements contained in this Proxy Statement other than statements of historical fact, including statements regarding the Company’s strategy, future operations, growth plans, acquisition strategy, plans, objectives of management and expected business developments, are forward-looking statements. Generally, words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them, except as required by applicable law.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Mr. Amos Malka, Mr. Amir Harel, Mr. Eitan Oppenhaim, Ms. Sagit Manor and Mr. Igal Zamir to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders;

2.	Approval of the election of each of Mr. David M. Brantner and Ms. Sagit Amit Evan to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders;
3.	Approval of the Company’s compensation policy for directors and officers;
4.	Approval of amendments to the compensation terms of our non-executive directors;
5.	Approval of the amendment to the compensation terms of the Chairman of the Board (the “Board” or the “Board of Directors”), Mr. Amos Malka;
6.	Approval of the amendment to the compensation terms of Mr. Igal Zamir in connection with his service as the Company’s Chief Executive Officer;
7.	Approval of amendments to the Company’s 2012 Incentive Plan and 2022 Incentive Plan to reallocate Awards between such plans;
8.
Approval of (i) an increase in the Company's authorized share capital and an amendment to the Company's Articles of Association to reflect such increase, and (ii) a separate amendment to the Company's Articles of Association regarding the mechanism for determining the chairperson of a shareholders' meeting;

9.	Approval of the adoption of the 2026 Employee Share Purchase Plan (the "ESPP"); and
10.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Board (or, the Audit Committee, if authorized by the Board) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on August 3, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of July 27, 2026, the Company had 13,272,610 issued Shares and 12,998,137  outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership of Securities

The following table sets forth certain information as of July 27, 2026 regarding the beneficial ownership by each shareholder known to us to own beneficially 5% or more of our Ordinary Shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Meitav Investment House Ltd. (3)	2,398,855	18.46%
Y.D More Investments Ltd. (4)	900,147	6.93%
Phoenix Financial Ltd. (5)	1,142,490.67	8.79%
Migdal Insurance & Financial Holdings Ltd. (6)	944,049	7.26%
Wasatch Advisors LP (7)	768,702	5.91%
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(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on the numbers of the Company's ordinary shares outstanding as of July 27, 2026 (excluding 274,473 dormant shares held in treasury).

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(3) Based on a Schedule 13G/A filed by Meitav Investment House Ltd. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Meitav Investment House Ltd. (under this section, the "Subsidiaries").   Some of the securities reported herein are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal business address of each of the above entities is 1 Jabotinski, Bene-Beraq, Israel.

(4) Based on a Schedule 13G by Y.D More. Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company. More Mutual and More Investment are each wholly-owned subsidiaries of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof. The principal business address of each of the above entities and persons is 2 Ben-Gurion Street, Ramat Gan, Israel.

(5) Based on a Schedule 13G filed by Phoenix Financial Ltd. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd. (under this section, the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal business address of each of the above entities is Derech Hashalom 53, Givataim, 53454, Israel.

(6)  Based on a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Migdal Insurance & Financial Holdings Ltd. (under this section, the "Subsidiaries"), such as Migdal Insurance Company Ltd., Migdal Sal Domestic Equities, Migdal Makefet Pension & Provident Funds Ltd., and Migdal Mutual Funds Ltd.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of various insurance policies, members of pension or provident funds, unit holders of mutual funds, portfolio management clients and their nostro accounts.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal business address of each of the above entities is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(7) Based on a Schedule 13G filed by Wasatch Advisors LP.  The principal business address of this entity is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.

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Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 10 by means of a proxy card and are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder, as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Elad Amir, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1st floor), no later than September 8, 2026 at 1:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Elad Amir; or (ii) attending the Meeting and voting in person.

Upon receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 27, 2026. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.sec.gov, http://www.magna.isa.gov.il and http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

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Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to September 15, 2026, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1-10 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

In addition, the approval of Items 3, 6  and, if Item 3 is not approved by the shareholders, Items 4-5, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and who do not have a personal interest in the approval of the applicable proposal, or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law, 5759-1999, as amended (the "Companies Law"), in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal. In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal. Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares. For the purpose of Item 6, and, if Item 3 is not approved by the shareholders, Items 4-5, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Items 3-6 is deemed to confirm to the Company that such shareholder (i) does not have a personal interest in the matters set forth in Items 3-6  and (ii) is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 01:00 p.m., Israel time, on September 8, 2026, to the office of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. This notice should be addressed to the attention of Adv. Elad Amir.

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Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and the Company’s Amended and Restated Articles of Association (the “AOA”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company c/o the Company’s counsel, Mr. Elad Amir, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, no later than August 3, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than August 3, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il.

After careful consideration, our Board of Directors recommends that shareholders vote “FOR” the proposals described in this Proxy Statement.

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ITEM 1: APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMOS MALKA, MR. AMIR HAREL, MR. EITAN OPPENHEIM, MS. SAGIT MANOR AND MR. IGAL ZAMIR (THE COMPANY'S CHIEF EXECUTIVE OFFICER AND PRESIDENT), TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS.

The Company's Articles of Association provide that the Board of Directors shall consist of no less than two and no more than eleven members. As of the date hereof (and prior to the Meeting), the Company’s Board of Directors is composed of seven directors, and, subject to the approval of the Meeting, will remain composed of seven members. Directors are elected at each annual meeting of shareholders, and all members of the Board of Directors are eligible for re-election upon completion of their term of office.

At the Meeting, our shareholders are being asked to re-elect Mr. Amos Malka, Mr. Amir Harel, Mr. Eitan Oppenheim, Ms. Sagit Manor and Mr. Igal Zamir (the Company's Chief Executive Officer and President) to serve as directors of the Company, each to hold office until our next Annual Meeting of Shareholders.

 In considering the re-election of Mr. Malka, our nominating and governance committee and Board also took into account the Company’s transition over the past year from a company with a dominant controlling shareholder, FIMI, to a company without a controlling shareholder. In this context, the Board believes that Mr. Malka, in his capacity as Chairperson of the Board, has played, and continues to play, an important role in supporting the Company through this transition, including by contributing to the ongoing development of the Board’s composition with directors who bring proven business and managerial experience, helping foster an effective working relationship between the Board and management, and supporting the Company’s growth initiatives, including its mergers and acquisitions strategy.

Each of Mr. Amir Harel, Mr. Eitan Oppenheim and Ms. Sagit Manor qualifies as a non-executive director under the Nasdaq Listing Rules and complies with all requirements under the Companies Law for serving as a director. The nomination of each of Mr. Amos Malka, Mr. Amir Harel, Mr. Eitan Oppenheim, Ms. Sagit Manor and Mr. Igal Zamir has been approved by our nominating and governance committee and our Board. Our Board has determined that each of Mr. Amir Harel, Mr. Eitan Oppenheim and Ms. Sagit Manor qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

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Mr. Amos Malka (73) was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 until 2022 Mr. Malka was the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel’s largest aerospace and defense business development and consulting company. Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Mr. Amir Harel (64) joined TAT's Board of Directors on July 18, 2025. served as the Chief Financial Officer of Planck Resolution Ltd. from 2020 to 2025. Prior to joining Planck, Mr. Harel served as the Chief Financial Officer of Tyto Care Ltd., from 2019 to 2020, as the Chief Financial Officer of Natural Intelligence Ltd. from 2016 to 2019, as the Chief Financial Officer of Logic Industries Ltd. from 2015 to 2016, as the Chief Financial Officer of Amiad Water Systems Ltd. from 2011 to 2015, as the Chief Financial Officer of InSightec Ltd. from 2005 to 2011, as the Chief Financial Officer of TransChip Inc. from 2004 to 2005, as the Chief Financial Officer of Tower Semiconductor Ltd. from 1998 to 2004, and as the Chief Financial Officer of Elbit Vision Systems Ltd. from 1994 to 1998. Mr. Harel holds a B.Sc. in Industrial Engineering and a Master in Industrial Management from the Technion – Israel Institute of Technology.

Mr. Eitan Oppenheim (60) joined TAT's Board of Directors on November 4, 2025. Mr. Oppenheim currently serves as executive chairman of the board of Nova Ltd. (NVMI/NVMI.TA), a position he has held since March 2023, after previously serving as a member of Nova’s board since October 2019. From July 2013 to March 2023, Mr. Oppenheim served as President and Chief Executive Officer of Nova Ltd., and prior to that as Executive Vice President Global Business Group since November 2010. Between 2009 and 2010, he was Vice President and Europe General Manager of Alvarion Ltd., a Nasdaq-listed public company. From 2007 to 2009, Mr. Oppenheim served as Vice President of Sales and Marketing at OptimalTest Ltd. Previously, from 2002 to 2006, he was Vice President - Business Manager of the Flat Panel Displays division at Orbotech Ltd., a Nasdaq-listed public company. From 2001 to 2002, he served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers worldwide. From 1994 to 2001, Mr. Oppenheim held several key executive positions at Comverse Network Systems Ltd., also a Nasdaq-listed public company. Mr. Oppenheim holds a B.A. in Economics from the University of Haifa, Israel, and an M.B.A. from Ben-Gurion University of the Negev, Israel.

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Ms. Sagit Manor (54) joined TAT's Board of Directors November 4, 2025. Ms. Manor currently serves as the Chief Financial Officer of Nayax Ltd. (Nasdaq/TASE: NYAX), a position she has held since 2021. Prior to joining Nayax Ltd., she served for four years as Chief Executive Officer and Chief Financial Officer of Nyotron, an information-security company. Earlier, she served as Vice President of Finance and Chief Financial Officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor also serves as a director of Tigo Energy Inc. (Nasdaq: TYGO). She is a Certified Public Accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel. Ms. Manor holds dual Israeli and American citizenship and resides in the United States.

Mr. Igal Zamir (60) joined TAT's Board of Directors on July 18, 2025. serves as the Company’s Chief Executive Officer and President since April 2016. Prior to joining the Company, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University. Mr. Zamir holds dual Israeli and American citizenship and resides in the United States.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Mr. Amos Malka’s compensation terms are brought for approval at this Meeting under Item 5 of the agenda, Mr. Igal Zamir (the Company's Chief Executive Officer and President) is not entitled to compensation as a director, and the compensation terms of Mr. Amir Harel, Mr. Eitan Oppenheim and Ms. Sagit Manor shall be in accordance with the proposed directors’ compensation arrangement under Item 4 of the agenda. In addition, all directors are entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary in the Company and in accordance with the Company’s compensation policy.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE RE-ELECTION OF EACH OF MR. AMOS MALKA, MR. AMIR HAREL, MR. EITAN OPPENHEIM, MS. SAGIT MANOR AND MR. IGAL ZAMIR (THE COMPANY'S CHIEF EXECUTIVE OFFICER AND PRESIDENT), TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS.”

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ITEM 2: APPROVAL OF THE ELECTION OF EACH OF MR. DAVID M. BRANTNER AND MS. SAGIT AMIT EVAN TO SERVE AS A NON-EXECUTIVE DIRECTOR OF THE COMPANY, EACH TO HOLD OFFICE UNTIL THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS.

At the Meeting, our shareholders are being asked to approve the election of each of Mr. David M. Brantner and Ms. Sagit Amit Evan to serve as a non-executive director of the Company, each to hold office until the Company’s next Annual Meeting of Shareholders. Ms. Sagit Amit Evan has experience serving as a director of public companies, as well as legal experience advising public companies, and Mr. David M. Brantner possesses expertise in the aerospace field, which is part of the Company’s field of activity. Mr. Brantner has also previously served as a consultant to the Company and received aggregate compensation in the amount of  $62.5 thousand during the last year. Subject to the approval of his appointment, Mr. Brantner’s engagement as a consultant to the Company shall terminate.

The compensation terms of the proposed non-executive directors shall be in accordance with the directors’ compensation plan set forth in Item 4 on the agenda. The vote on the compensation terms for such directors will be held separately under Item 4 of the agenda.

Ms. Sagit Amit Evan has experience serving as a director of public companies, as well as legal experience advising public companies. Mr. David M. Brantner possesses expertise in the aerospace field, which is part of the Company’s field of activity.

In addition, each of the proposed non-executive directors will be entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary for office holders in the Company and in accordance with the Company’s compensation policy.

Each of the proposed directors, Mr. David M. Brantner and Ms. Sagit Amit Evan, qualifies as a non-executive director under the Nasdaq Listing Rules and complies with all requirements under the Companies Law for serving as a director. The nomination of each of these directors has been approved by the nominating and governance committee and the Board of Directors. The Board has determined that each of Mr. David M. Brantner and Ms. Sagit Amit Evan qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

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Mr. David M. Brantner (59) is proposed for election as a director of TAT Technologies at this Meeting. In 2025, Mr. Brantner served as an advisor to the Company in connection with the U.S. market. Mr. Brantner has served as a member of the Board of Managers of Pursuit Aerospace since 2023 and as a board advisor to Tikehau Capital since 2022 as well as an advisory partner to Indusbridge Ventures, a private equity firm based in Mumbai, India since 2025. In addition, he has served as a member of the Board of Managers of Nordam since 2019 and served as an independent board member of Unical Aviation in 2020-2021. Mr. Brantner served as a consultant to the President and Chief Executive Officer of Bombardier in 2018-2020 and served as Chief Executive Officer of Alpine Advanced Materials in 2022-2024. Previously, he served as Vice President, Customer, Strategy & Growth at UTC Aerospace Systems in 2016-2018, as President of GKN Aerospace in 2014-2016, and held various senior leadership positions at Pratt & Whitney in 1993-2014, including President, Commercial Engines. Mr. Brantner holds a B.S. in Business Administration (Finance) from Northeastern University, a Masters Degree in Management from Purdue University and completed executive programs at the University of Virginia (Darden School of Business) and Carnegie Mellon University. Mr. Brantner holds U.S. citizenship.

Ms. Sagit Amit Evan (53) is proposed for election as a director of TAT Technologies at this Meeting. Ms. Amit Evan is the founder of Amit Evan Law Offices, a boutique law firm specializing in international mergers and acquisitions, a position she has held since 2018. Previously, she served as a senior associate at Gornitzky & Co. in 2013-2017 and as a senior associate at Haim Zadok & Co. in 2012-2013, advising public companies and underwriters on securities law matters, corporate governance and capital markets transactions, including offerings on Nasdaq, the Tel Aviv Stock Exchange and AIM. Earlier in her career, she served as founder and legal counsel of Sella Real Estate in 2007-2009 and as legal counsel at USA Detergents, Inc. in 2005-2007, and served as an associate at Morse, Zelnick, Rose & Lander LLP in New York in 1999-2004. Ms. Amit Evan currently serves as an independent director of Export Investments Co. Ltd. (TASE: EXPO) since 2020, and previously served as an external director of Unicorn Technologies L.P. (TASE: UNCT) in 2020-2023, Xenia Venture Capital Ltd. (TASE: XENA) in 2019-2022 and BSD Crown Ltd. (AIM: BSD.L) in 2019-2020. Ms. Amit Evan holds an MBA (with Distinction) from the New York Institute of Technology and an LL.M. and LL.B. from Tel Aviv University. She is admitted to the bar in Israel (1991) and New York (1998).

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE ELECTION OF THE FOLLOWING NEW DIRECTORS TO THE COMPANY’S BOARD OF DIRECTORS, EACH TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS:  MR. DAVID M. BRANTNER, AND MS. SAGIT AMIT EVAN”.

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ITEM 3: APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR DIRECTORS AND OFFICERS.

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years. The current compensation policy was approved by our shareholders on March 20, 2025 (the “Current Policy”).

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A.

Over the past several years, the Company has undergone a significant strategic transformation, evolving from an Israeli company with a U.S. presence into what is, in practical terms, a U.S.-focused aerospace and defense platform. Today, our headquarters are located in the United States, and approximately 70% of our employees and senior management, along with the majority of our operations, customer base and growth initiatives, are centered in the U.S. market. As we look to the future, our long-term strategy relies on building an even larger U.S. aerospace and defense presence through a combination of continued organic growth and strategic acquisitions. Because of this profound shift in our operating reality, our corporate governance framework must naturally evolve to reflect the environment in which we actually operate and compete.

The proposed compensation policy should not be viewed simply as a request to update compensation levels; rather, it represents an important step in aligning our governance framework with the Company’s current operating profile, competitive environment and long-term strategic direction. We now compete for directors, executive officers and other key personnel in the same talent market as our U.S. aerospace and defense peers, requiring a compensation framework that is competitive and aligned with prevailing U.S. market practices. Maintaining this alignment is not just about talent retention; it is a strategic necessity to reduce the risk of creating significant compensation disparities between our existing personnel and the management teams that may join the Company through future U.S. acquisitions.

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Our proposed compensation policy is designed to promote our objectives, business plan, and long-term strategy, to create appropriate incentives for our office holders while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder's compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce an office holder’s incentive to take excessive risks that may harm us in the long-term. The proposed compensation policy generally preserves the core objectives and compensation philosophy underlying our Current Policy, while incorporating updates intended to further align our compensation framework with evolving market practice among comparable public companies and applicable regulatory requirements, as reviewed by our compensation committee and Board. The primary updates under the proposed compensation policy include: (i) updated guidelines on executive base compensation tied to comparative market data; (ii) updates to our Chief Executive Officer’s (“CEO”) annual cash bonus framework and related caps, including a clearer distinction between measurable performance-based components and a limited discretionary component; (iii) updated guidelines and caps for equity-based compensation for executive officers, including explicit limits tied to base salary (and, in the CEO’s case, also to market capitalization), while maintaining an overall cap on equity grants on a fully diluted basis, not to exceed 10%; (iv) updates to the framework for retirement and termination arrangements, including advance notice, adjustment periods, severance-related guidelines and an overall limitation on non-statutory termination-related payments, with specific limitations while imposing an overall cap of 24 monthly base salaries; (v) updated guidelines for arrangements upon a change of control, including potential equity-related treatment, post-termination exercise period extensions and continued compensation benefits, subject to the limitations specified in the policy; (vi) updates to the framework for director compensation and the compensation of our executive chairperson of the Board, including updated equity award caps for non-employee directors and removal of the annual cash bonus component for the executive chairperson; (vii) updates to the directors’ and officers’ liability insurance framework and limits; and (viii) updates to the compensation recovery (clawback) provisions to align with the Company’s clawback policy, as adopted from time to time under applicable stock exchange rules.

Our compensation committee and Board believe that approving the proposed compensation policy will further strengthen our ability to attract, retain and motivate high-quality directors and executive officers in a competitive market, and the proposed updates are intended to reinforce pay-for-performance alignment and support prudent risk management, while providing appropriate flexibility to address the Company’s evolving business needs over time.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

The Companies Law allows the Board to approve this proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed reasons and after having reconsidered the matter, that approving such proposal is in the best interests of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, may the compensation committee and Board override the shareholders’ decision to oppose this proposal.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS IN THE FORM ATTACHED AS APPENDIX A, AS DETAILED IN THE PROXY STATEMENT.”

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ITEM 4: APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF OUR NON-EXECUTIVE DIRECTORS

Under the Companies Law, the compensation of directors requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. In the event the proposed compensation policy under Item 3 is not approved by our shareholders, the proposed amendments to the compensation terms of our non-executive directors under this Item 4 will only be approved if the special voting requirement, detailed under ‘Quorum and Voting Requirements’ above, is met.

In connection with the annual review process conducted by our compensation committee, our compensation committee and Board each evaluated our non-executive directors’ compensation scheme and reviewed, among other things, a compensation benchmark analysis of directors’ compensation terms of Israeli companies listed in the U.S. In conducting this review, the compensation committee and Board also considered that the Company operates in the U.S. aerospace and defense market and, accordingly, competes for director candidates with relevant industry expertise, significant financial sophistication and proven business capabilities. The compensation committee and Board further considered that, in order to support the Company’s ability to attract and retain highly qualified directors with the appropriate qualifications and experience, the Company’s director compensation framework should be competitive and appropriately aligned with the market in which the Company operates. The survey indicated that the proposed revisions to directors’ compensation are in line with market practices.

Our compensation committee and Board concluded that an amendment was appropriate with respect to compensation granted to our non-executive directors. Under the proposed compensation scheme, our directors will be entitled to the compensation terms detailed hereunder:

The proposed amendments update and expand our prior compensation scheme for non-executive directors by, among other things: (a) revising the committee fee structure by introducing a general committee membership fee (in addition to the fees payable for service on specified committees), and clarifying the mechanics for payment in NIS based on the applicable average exchange rate; (b) introducing a one-time “welcome” equity award for newly elected and/or appointed non-executive directors; and (c) updating the structure and vesting terms of the annual RSU award to better align with market practice and the annual election cycle of directors.

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(i)
an annual cash fee retainer of $40,000 with additional annual payment as follows for service on Board committees: $8,000 (or $16,000 for the chairperson) for each member of the audit committee; $6,000 (or $12,000 for the chairperson) for each member of the compensation committee; and $4,000 (or $8,000 for the chairperson) for each member of the nominating committee; $6,000 (or $12,000 for the chairperson) for each member of the M&A/Investment committee or any other Board committee (compensation will be pro-rated for partial service periods); provided, that in the event payments are made in NIS, the amounts will be calculated based on the average exchange rate during the 12-month period ended prior to the payment;

(ii)
a "welcome" award in the event a new director is appointed by the Board or elected by the Company’s shareholders, consisting of a one-time equity award of restricted share units with a value of $100,000, which will vest annually over a period of three (3) years, subject to such director’s continued service through each applicable vesting date;

(iii)
an equity award of restricted share units, on an annual basis on the date of the annual general meeting of the Company’s shareholders (subject to such director’s continued service) at a value of $80,000, which will vest on the first anniversary of the date of grant, subject to such director’s continued service through such date; provided, however, that such director must have served on the Board for at least one (1) year prior to the date of the annual general meeting of the Company’s shareholders in order to be eligible for such award; and

(iv)
a director whose service as a director ends (other than in the case the director is removed by the Company’s shareholders or disqualified under the Companies Law) following at least five (5) years of directorship will be entitled to the acceleration of vesting of that portion of his or her unvested equity awards that was scheduled to vest within three (3) months following his or her last date of service, such that said portion shall vest immediately upon such director’s last date of service.

Furthermore, under the proposed compensation scheme and in accordance with the Company’s policies and procedures, our non-executive directors will be entitled to reimbursement of expenses and to be covered by our directors’ and officers’ (D&O) insurance and indemnification.

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The compensation terms proposed under this Item are the same compensation terms previously approved by the Company’s shareholders for Mr. Amir Harel, Mr. Eitan Oppenheim and Ms. Sagit Manor at the Company’s previous annual general meeting of shareholders.

In making this Proposal No. 4, our compensation committee and Board have considered and factored in the level of expertise and significant time commitment required from our non-executive directors, including the need to attract directors with appropriate financial expertise and relevant aerospace and defense industry experience in light of the Company’s operations and competitive positioning in the U.S. market.

The proposed amendments to the compensation scheme of our non-executive directors are in line with the proposed compensation policy attached hereto as Appendix A.

If approved at the Meeting, the proposed compensation scheme shall be effective as of the date of this annual general meeting of shareholders. In the event this Proposal No. 4 is not approved, the current director compensation schemes will remain in place.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

Accordingly, our compensation committee and Board of Directors recommend that our shareholders vote “FOR" the proposed resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE AMENDMENTS TO THE COMPENSATION TERMS OF THE NON-EXECUTIVE DIRECTORS OF THE COMPANY, AS DETAILED IN THE PROXY STATEMENT."

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ITEM 5: APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF MR. AMOS MALKA AS THE EXECUTIVE CHAIRPERSON OF THE BOARD.

Under the Companies Law, the compensation of directors requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. In the event the proposed compensation policy under Item 3 is not approved by our shareholders, the proposed amendments to the compensation terms of Mr. Amos Malka under this Item 5 will only be approved if the special voting requirement, detailed under ‘Quorum and Voting Requirements’ above, is met.

On November 4, 2025, the Company’s shareholders approved the re-election of Mr. Amos Malka to serve as the Company’s director and as the executive chairperson of the Board, until the 2026 annual general meeting of our shareholders.

Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence, and cybersecurity provider. From 2018 until 2022, Mr. Malka served as the Chairman of the board of directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa Ltd., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., an aerospace and defense business development and consulting company. Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds a B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

As a CEO and senior executive of leading privately held technology companies and through service on both public and private boards of directors over the past decades, we believe that Mr. Malka brings to the Board of Directors a wealth of highly valuable operating and governance experience and insights.

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In connection with the re-appointment of Mr. Malka as the executive chairperson of the Board and the increase in the scope of his service as active Chairperson to a 50% position (from a 30% position), the compensation committee and the Board approved an increase in Mr. Malka’s base annual salary from NIS 600,000 (approximately $200,000) to NIS 750,000 (approximately $250,000). In approving this increase, the compensation committee and the Board considered, among other things, the expanded level of engagement and oversight expected from the Chairperson of the Board in light of the Company’s transition to a public company without a controlling shareholder, as well as the anticipated demands associated with the Company’s continued growth strategy, including strategic acquisition activities, as described above.

The compensation committee and the Board also approved an annual equity award of restricted share units to be granted on the date of the annual general meeting of the Company’s shareholders (subject to Mr. Malka’s continued service) with a value of $270,000, which will vest on the first anniversary of the date of grant, subject to Mr. Malka’s continued service through such date. In the event Mr. Malka’s service as a director ends (other than in the case that Mr. Malka is removed by the Company’s shareholders or disqualified under the Companies Law), Mr. Malka will be entitled to accelerated vesting of the portion of his unvested equity awards that was scheduled to vest within three (3) months following his last date of service, such that such portion shall vest immediately upon such director’s last date of service.

The proposed amendment to Mr. Malka’s compensation terms is in line with the proposed compensation policy but exceeds the limits prescribed in the current compensation policy.

In approving the proposed amendment to Mr. Malka’s compensation terms, the compensation committee and the Board reviewed market data and benchmarking information regarding compensation terms of executive chairpersons at comparable Israeli companies whose securities are listed for trading in the United States, and considered, among other things, the factors required under the Companies Law.

Therefore, our compensation committee and our Board of Directors recommend that our shareholders vote “FOR" this resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 "RESOLVED, TO APPROVE THE AMENDMENT TO THE COMPENSATION TERMS FOR OUR EXECUTIVE CHAIRPERSON OF THE BOARD, MR. AMOS MALKA, AS DESCRIBED IN THE PROXY STATEMENT."

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ITEM 6: APPROVAL OF THE AMENDMENT TO THE COMPENSATION TERMS OF MR. IGAL ZAMIR IN CONNECTION WITH HIS SERVICE AS THE COMPANY’S CHIEF EXECUTIVE OFFICER.

Under the Companies Law, the compensation terms of a company’s chief executive officer are generally required to be approved by such company’s compensation committee, board of directors and shareholders, except in limited circumstances specified in the Companies Law.

Mr. Igal Zamir has served as the Company's Chief Executive Officer since April 30, 2016. Mr. Zamir’s current compensation terms were most recently approved by the Company’s shareholders at the annual general meeting of shareholders held in March 2025. For additional information regarding such compensation terms, see the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 11, 2025 . For information regarding Mr. Zamir’s compensation in 2025, see the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2026  (the “Annual Report”).

On March 16, 2026, our compensation committee approved, and on March 18, 2026, the Board approved, and recommended that our shareholders approve, an increase in Mr. Zamir’s annual base salary to $500,000, an increase in his annual cash bonus opportunity to a maximum amount equal to ten (10) monthly salaries, on an employer-cost basis, and the grant of annual equity awards consisting of RSUs and PSUs, allocated 50% in RSUs and 50% in PSUs, with an aggregate annual grant value of $1.4 million. The RSUs will be granted as of the date of the annual general meeting of shareholders and will vest equally (33%) over a three-year period, subject to Mr. Zamir’s continued service through such date. In addition, upon a change of control, all unvested RSUs and PSUs outstanding immediately prior to the effective time of such change of control will become fully vested.

The PSUs will vest based on the Company’s relative total shareholder return over a three-year performance period, measured against a peer index established by an independent third-party compensation consultant and approved by the Board of Directors. If the Company’s performance is below the peer index in any given year, the applicable unvested PSUs will remain outstanding and may vest in a subsequent year based on cumulative performance against the peer index.

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The proposed amendment to Mr. Zamir’s compensation terms exceeds the limits set forth in the Company’s current compensation policy, but is consistent with the proposed compensation policy being submitted for shareholder approval at the Meeting. Notwithstanding such deviation, our compensation committee and the Board  determined that the proposed compensation terms are justified and appropriate in light of Mr. Zamir’s substantial contributions to the Company and his achievements. In reaching this determination, as described in further detail below, our compensation committee and the Board considered, among other things, comparative market data and benchmarking analyses with respect to compensation arrangements at similarly sized companies operating in the Company’s industry, as well as the structure of the proposed PSU award, which was designed by reference to a peer index deemed relevant to the Company. Our compensation committee and the Board further believe that the proposed compensation package, and particularly its equity-based component, constitutes an appropriate and market-aligned compensation structure for the Company’s Chief Executive Officer and is intended to further align Mr. Zamir’s interests with the long-term interests of the Company and its shareholders.

As part of the Company’s ongoing commitment to maintaining competitive and effective compensation practices, the Company undertook a comprehensive review of its executive compensation program in advance of the 2026 annual general meeting of shareholders. In connection with this review, our compensation committee engaged the services of Pay Governance LLC, an independent executive compensation consulting firm, to provide compensation advisory services, assist our compensation committee in reviewing and evaluating the Company’s compensation philosophy and objectives, and help the Company to better align the executive compensation program with future shareholder value creation.

In connection with this process, our compensation committee and the Board reviewed the compensation terms of chief executive officers in the Company’s selected peer group, consisting of 17 companies (the “Peer Group”). The Peer Group was selected to focus primarily on U.S.-based companies primarily in similar industries, and in a relevant market capitalization and revenue range for compensation benchmarking purposes. At the time the compensation committee approved the Peer Group, our $500 million market capitalization (as of December 15, 2025) was near the Peer Group median of $323 million. Below is the approved Peer Group:

AerSale Corporation	Graham Corporation
American Superconductor Corporation	Innovative Aerosystems, Inc.
Astronics Corporation	Intuitive Machines, Inc.
Butler National Corporation	Luxfer Holdings PLC
Byrna Technologies Inc.	Perma-Pipe International Holdings, Inc.
CPI Aerostructures, Inc.	Redwire Corporation
Ducommun Incorporated	Taylor Devices, Inc.
Eastern Company (The)	Ultralife Corporation
FuelCell Energy, Inc.

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As a result of the Peer Group pay benchmarking review, it was determined that the Company’s Chief Executive Officer’s total compensation was positioned meaningfully below the median of chief executive officers in our Peer Group. Base salary was approximately 30% below median, target total cash (base salary plus target bonus) was 40% below median, and the value of long-term incentives and total compensation (target total cash plus long-term incentives) were approximately 50% below the median.  In addition, an annual long-term stock component – most commonly delivered through an equal mix of RSUs and PSUs among the Peer Group – is standard in the U.S. labor market and aligns executive compensation with the Company’s long-term performance. Stock awards have not been an annual component of the Company’s Chief Executive Officer compensation representing a significant deviation from prevailing market practice and contributes materially to the gap between the Company’s compensation program and those of comparable organizations. The proposed increase in compensation and annual grant of long-term incentives allocated 50% in RSUs and 50% in PSUs is intended to better position our Chief Executive Officer’s total compensation level and structure in line with prevailing market practices.

Therefore, our compensation committee and our Board of Directors recommend that our shareholders vote “FOR" this resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 "RESOLVED, TO APPROVE THE AMENDMENT TO THE COMPENSATION TERMS OF MR. IGAL ZAMIR IN CONNECTION WITH HIS SERVICE AS THE COMPANY’S CHIEF EXECUTIVE OFFICER."

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ITEM 7: APPROVAL OF AMENDMENTS TO THE COMPANY'S 2012 INCENTIVE PLAN AND 2022 INCENTIVE PLAN.

As of this date, the Company maintains two equity incentive plans: the 2012 Incentive Plan and the 2022 Incentive Plan. Both plans were amended pursuant to the latest meeting of the Company's shareholders held on November 4, 2025. The Company is now seeking shareholder approval for a further amendment to these plans in order to reallocate a portion of the available award pool between them.

As of December 31, 2025, under the 2012 Incentive Plan, there were 980,000 shares reserved for issuance, of which 113,750 options were outstanding and 425,000 options remained available for future grants. Under the 2022 Incentive Plan, there were 750,000 shares reserved for issuance, of which 580,250 options and 5,934 restricted stock units were outstanding and 65,628 shares remained available for future grants. In total, 699,934 awards were outstanding under the Company's equity incentive plans.

It is proposed that the Company's shareholders approve amendments to the 2012 Incentive Plan and the 2022 Incentive Plan, pursuant to which 375,000 Awards will be reallocated from the 2012 Incentive Plan to the 2022 Incentive Plan.

The sole amendment under the proposed amended and restated Incentive Plans is the reallocation of 375,000 Awards from the 2012 Incentive Plan to the 2022 Incentive Plan. As a result, the number of Awards available for future grant under the 2012 Incentive Plan will be reduced by 375,000 Awards, and the number of Awards available for future grant under the 2022 Incentive Plan will be increased by the same number.

The proposed reallocation is intended to better align the available award pool under the Company's existing equity incentive plans and to provide the Company with greater flexibility for future grants under the 2022 Incentive Plan, while correspondingly reducing the number of Awards available for grant under the 2012 Incentive Plan.

Our Board of Directors recommends that you vote “FOR" this resolution.

 It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE AMENDED AND RESTATED 2012 INCENTIVE PLAN AND 2022 INCENTIVE PLAN OF THE COMPANY, REFLECTING THE REALLOCATION OF 375,000 AWARDS FROM THE 2012 INCENTIVE PLAN TO THE 2022 INCENTIVE PLAN."

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ITEM 8: APPROVAL OF (I) AN INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL AND AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE, AND (II) A SEPARATE AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION REGARDING THE MECHANISM FOR DETERMINING THE CHAIRPERSON OF A SHAREHOLDERS' MEETING.

Currently, the Company's authorized share capital consists of 19,000,000 Ordinary Shares with no par value per share.

In light of the Company's current and anticipated business and financing needs, the Company is seeking shareholder approval for two separate amendments to its Articles of Association. First, the Company is requesting approval to increase its authorized share capital. Second, the Company is requesting approval to amend the mechanism for determining the chairperson of a shareholders' meeting.

Under the first proposal, shareholders are requested to approve an amendment to the Company's Articles of Association to increase the authorized share capital of the Company by an additional 4,000,000 Ordinary Shares, bringing the total authorized share capital to 23,000,000 Ordinary Shares.

Under the second proposal, shareholders are requested to approve an amendment to the Company’s Articles of Association to provide that the chairperson of each shareholders' meeting shall be the Chairperson of the Board of Directors, or such person as may be designated by the Chairperson of the Board of Directors for such purpose, all as set forth in the marked-up Articles of Association attached as Appendix B hereto.

A marked-up version of the relevant provisions of the Articles of Association, showing the proposed changes compared to the current version, is attached as Appendix B hereto. Shareholders will be requested to vote separately on each of the two proposals described in this Item, such that approval or rejection of one proposal will not affect the vote on the other proposal.

Our Board of Directors recommends that you vote "FOR" each of the two proposals described in this Item.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE INCREASE OF THE COMPANY'S AUTHORIZED SHARE CAPITAL AND TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION ACCORDINGLY, AND TO APPROVE THE AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION REGARDING THE MECHANISM FOR APPOINTING THE CHAIRPERSON OF THE SHAREHOLDERS' MEETING, ALL AS SET FORTH IN APPENDIX B HERETO."

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ITEM 9: APPROVAL OF THE ADOPTION OF THE 2026 EMPLOYEE SHARE PURCHASE PLAN.

Background

At the Meeting, our shareholders will be asked to approve the adoption of our 2026 Employee Share Purchase Plan (the “ESPP”). The ESPP was adopted by our compensation committee and Board on July 15, 2026, and will become effective upon receiving shareholder approval at the Meeting.

The purpose of the ESPP is to enable eligible employees of the Company and certain of its designated subsidiaries to use payroll deductions to purchase the Company’s ordinary shares and thereby acquire an ownership interest in the Company. The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the “Section 423 Component”), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code, to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”).

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 125,000 ordinary shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP. In no event will more than 125,000 of our ordinary shares be available for issuance under the Section 423 Component.

The ESPP Share Pool represents 0.95% of our fully diluted share capital as of July 27, 2026. For information about options and restricted share units outstanding under our existing equity plans and the number of ordinary shares of the Company available for issuance under these plans, each as of December 31, 2025, please see our Annual Report.

The full text of the ESPP is set forth in Appendix C. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.

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Summary of the ESPP

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the compensation committee, which will have the authority to interpret and determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or appropriate to carry out the purposes of the ESPP.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 125,000 ordinary shares, subject to adjustment. In no event will more than 125,000 of our ordinary shares be available for issuance under the Section 423 Component. Ordinary shares delivered upon exercise of purchase rights under the ESPP may be either ordinary shares of authorized but unissued share capital, treasury shares, or shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Internal Revenue Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) ordinary shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

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General Terms of Participation

Offering Periods. The ESPP allows eligible employees to purchase the Company’s ordinary shares during certain offering periods, which may extend up to 27 months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.

Method of Participation. Ordinary shares of the Company will be purchased under the ESPP on the last day of each purchase period or any other date determined by our compensation committee, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Internal Revenue Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.

Participants may elect payroll deductions between 1% and 15% of their total eligible earnings per payroll period within an offering period. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period. However, the compensation committee may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period (and in the absence of any specific designation by the compensation committee, a participant shall be allowed to decrease, but not increase, his or her payroll deduction elections one time during each offering period). A participant may withdraw all, but not less than all, of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the ESPP at any time, but no later than one week prior to the end of the offering period, by giving written notice to the Company in such form and timing acceptable to the Company. Upon withdrawal, any amount withheld from a participant’s compensation will be returned to the participant, without interest, as soon as administratively practicable.

Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase ordinary shares of the Company on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that purchase period. However, no participant may, on any offering period, purchase more than 555 ordinary shares (or such lesser number as the compensation committee may prescribe). In addition, no participant will be granted a purchase right under the Section 423 Component that would permit the participant’s right to purchase ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.

Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) of the fair market value per share of our ordinary shares on the last date of the purchase period.

Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.

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Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until such shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.

Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided approval of the Company’s shareholders shall be required to amend the ESPP to increase the aggregate number, or change the type, of ordinary shares that may be sold pursuant to rights under the ESPP (other than permitted adjustments with respect to changes in the Company’s capitalization) or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.

Our Board also has the right at any time to terminate the ESPP. In connection with such a termination or suspension, each participant’s accumulated payroll deductions will be returned to the participant without interest, or the offering period may be shortened so that the purchase of ordinary shares occurs prior to the termination of the ESPP.

Sub-Plans. The compensation committee may adopt sub-plans applicable to particular designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of the ESPP, other than with respect to the number of ordinary shares available for issuance under the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan.

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Effective Date and Term. If the ESPP is approved by our shareholders at the Meeting, it will become effective on the date of the Meeting. No purchase rights will be granted under the ESPP after the earliest to occur of the date on which all ordinary shares available for issuance under the ESPP have been issued or the termination of the ESPP by the Company.

New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on future dates. As a result, it is not possible to determine the benefits that will be received by employees in the future under the ESPP. As described above, no employee may purchase ordinary shares under the Section 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.

U.S. Federal Income Tax Consequences Relating to the ESPP

The following is a summary of certain material federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. This summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the ordinary shares of the Company purchased under the Section 423 Component (the “ESPP Shares”). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee’s holding period with respect to the ESPP Shares.

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, TO APPROVE THE ADOPTION OF THE TAT TECHNOLOGIES 2026 EMPLOYEE SHARE PURCHASE PLAN IN THE FORM ATTACHED AS APPENDIX C."

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ITEM 10: APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS, AND DELEGATION TO THE COMPANY'S BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) THE AUTHORITY TO DETERMINE THE ACCOUNTANTS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the re-appointment and remuneration of the independent certified public accountants is required under the corporate governance rules of The Nasdaq Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, and in accordance with the recommendation of our Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent certified public accountants effective as of the approval by the Meeting and until the Company's next Annual Meeting of Shareholders. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to delegate to our Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. Information on fees paid to the Company’s independent certified public accountants may be found in the Annual Report.

It is therefore proposed that at the Meeting the shareholders adopt the following resolutions:

“RESOLVED, THAT THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) BE, AND HEREBY ARE, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

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OTHER BUSINESS

The Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,
/s/ Amos Malka Chairman of the Board of Directors of the Company Dated: July 27, 2026

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Appendix A

Compensation Policy

COMPENSATION POLICY

TAT TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on September 8, 2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of TAT Technologies Ltd. (“TAT” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of TAT’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance TAT’s value and otherwise assist TAT to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to TAT’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, TAT’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as TAT’s Compensation Policy for [three (3)]1 years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of TAT (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

TAT’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to TAT’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling TAT’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	to closely align the interests of the Executive Officers with those of TAT’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with TAT’s short and long-term goals and performance;

2.3.
to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control provisions; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet TAT’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, TAT’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of TAT’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in TAT were examined and will continue to be examined by TAT from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in TAT.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows TAT to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to TAT’s ability to attract and retain highly skilled professionals, TAT will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of companies, the list of which shall be reviewed and approved by the Compensation Committee. To that end, TAT shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	vacation days in accordance with market practice;

7.1.2.	sick days in accordance with market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, as allowed by applicable law and with reference to TAT’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
TAT shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to TAT’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
TAT shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to TAT’s policies and procedures and to the practice in peer group companies.

7.1.7.
In the event of an Executive Officer’s death or disability during employment, TAT may provide (or cause to be provided) benefits and payments as required by applicable law and/or pursuant to any insurance policies, pension arrangements, benefit plans, or other agreements applicable to such Executive Officer, and may, in its discretion, provide additional benefits consistent with customary market practice and subject to any additional approvals as may be required by the Companies Law and the Company’s policies and procedures.

7.2.
Executive Officers based outside of Israel may receive other similar, comparable, or customary benefits, as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.
TAT may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car or car allowance, commuter stipend, travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with TAT’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with TAT’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each calendar year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account TAT’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in TAT’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the calendar year, or may modify payouts following the conclusion of the year.

8.3.
In the event that the employment of an Executive Officer is terminated prior to the end of a calendar year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The performance objectives for the annual cash bonus of TAT’s Executive Officers, other than the Chief Executive Officer (the “CEO”), may be approved by the CEO (in lieu of the Compensation Committee) and may be based on company, divisional, departmental, business unit, or individual objectives. Measurable performance objectives, including the specific goals and the weight assigned to each in the overall evaluation, will be based on actual financial and operational results. The Company may also grant annual cash bonuses to TAT’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, may receive for any given calendar year will not exceed: (i) with respect to the Company’s Chief Financial Officer (“CFO”) - 75% of the CFO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 50% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus, including any bonus for overachievement, that an Executive Officer, other than the CEO, may receive for any given calendar year will not exceed: (i) with respect to the CFO - 150% of the CFO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 100% of such Executive Officer’s annual base salary.

9.4.
An Executive Officer must be employed for at least four (4) months of the bonus year to be eligible to receive the annual cash bonus.  A newly hired and eligible Executive Officers’ annual bonus will be pro-rated based on the number of full months employed during the bonus year.

CEO

9.5.
The annual cash bonus of TAT’s CEO will be primarily based on measurable performance objectives and may be subject to minimum thresholds. Such measurable performance objectives will be determined annually by TAT’s Compensation Committee (and, if required by law, by TAT’s Board) and will be based on the Company’s actual financial and operational results (by way of example and not by way of limitation: revenues, EBITDA, operating income, cash flow, and the Company’s organic and inorganic growth engines and achievement of strategic objectives) and personal objectives.

9.6.
The less significant part of the annual cash bonus granted to TAT’s CEO, and in any event not more than 20% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of TAT’s shareholders.

9.8.	The target annual cash bonus that the CEO may receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.9.	The maximum annual cash bonus including for overachievement performance that the CEO may receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. TAT may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. TAT may grant a newly recruited Executive Officer a signing bonus.  Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, TAT shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for TAT’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of TAT and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by TAT is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least three (3) years, or based on performance. The exercise price of options shall be determined in accordance with TAT’s policies, the main terms of which shall be disclosed in the annual report of TAT. All other terms of the equity awards shall be in accordance with TAT’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above. In any event, the total fair market value of annual equity-based compensation, as of the time of the Board's approval of the grant (excluding any bonus paid in equity in lieu of cash), shall not exceed: (i) with respect to the CEO - the higher of 400% of the CEO’s annual base salary or 0.2% of the market capitalization of the Company; (ii) with respect to the CFO - 250% of the CFO’s annual base salary; and (iii) with respect to each of the other Executive Officers - 200% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

13.5.
The Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

TAT may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.2 Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

TAT may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Retirement and Termination Benefits

TAT may provide retirement and termination benefits and payments to Executive Officers as required by applicable law (including mandatory severance pay under Israeli labor laws) and may, in its sole discretion, provide additional benefits consistent with customary market practice, in each case subject to the Executive having been employed for at least ninety (90) days or a shorter period if required by applicable law. In the event of an involuntary termination (for example, due to reorganization, position elimination, or role misalignment) or a resignation for “good reason” (in each case, excluding a termination for “cause”), the Company may grant severance of up to twelve (12) months’ base salary. Any additional compensation elements beyond base salary (including benefits continuation, annual bonus, and any equity vesting treatment) may be provided if, and to the extent approved by Compensation Committee and the Board and subject to applicable plan terms and award agreements.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, TAT may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with TAT for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed 100% of such Executive Officer’s annual base salary, per the year of the non-compete period.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
TAT may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and TAT all subject to applicable law and the Company’s articles of association.

20.2.	TAT will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
the limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee[3]; and

20.2.2.
the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering TAT’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), TAT shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	TAT may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service,) upon or in connection with a “Change of Control” or, where applicable, in the event of a “Change of Control” following which the employment of the Executive Officer is terminated or adversely impacted in a material way:

21.1.	vesting acceleration of outstanding options or other equity-based awards;

21.2.
extension of the exercise period of equity-based grants for TAT’s Executive Officers for a period of up to one (1) year in case of an Executive Officer other than the CEO, and two (2) years in case of the CEO, following the date of termination of employment; and

21.3.
up to an additional twelve (12) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4.	a cash bonus not to exceed 150% of the Executive Officer’s annual base salary in the case of an Executive Officer other than the CEO, and 200% in the case of the CEO.

H. Board of Directors Compensation

22.
All TAT’s non-employee Board members may be entitled to a cash retainer fee, as approved by TAT’s shareholders, which may also be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

23.
The executive chairperson of the Board may be entitled to compensation in the form of a cash retainer fee, , and equity awards, based on his or her scope of employment and responsibilities, as approved by TAT’s shareholders. The total fair market value of a "welcome" or an annual equity-based compensation of the executive chairperson at the time of grant shall not exceed the higher of $300,000 or 0.1% of the Company’s market capitalization at the time of grant.

24.
Each non-employee Board member may be granted equity-based compensation. The total fair market value of a "welcome" or an annual equity-based compensation shall not exceed $100,000 at the time of grant.

25.
All other terms of the equity awards shall be in accordance with TAT’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

26.	Members of TAT’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

27.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

28.
Nothing in this Policy shall be deemed to grant to any of TAT’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require TAT to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between TAT and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

29.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

30.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, TAT may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*************************************

This Policy is designed solely for the benefit of TAT and none of the provisions thereof are intended to provide any rights or remedies to any person other than TAT.

Appendix B

Articles of Association

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

TAT TECHNOLOGIES LTD

(These Articles of Association have been adopted by ~~a Special Resolution~~ on ~~November~~ September 8~~4~~, ~~2025~~ 2026 and they replace the former Articles of Association).

INTERPRETATION

1.
[Amended 1998, 2013] In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings
The Company	The above-named Company.

Companies Ordinance	The Companies Ordinance (new version) 1983 ("The Companies Ordinance ") as amended and as amended from time to time including any law or statute replacing it.

The Companies Law or The Israeli Companies Law	The Israeli Companies Law 5759-1999 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

The Statutes	The Companies Ordinance and/or The Companies Law and/or The Securities Law and/or every other Law for the time being in force and affecting the Company.

These Articles	These Articles of Association or as shall be altered from time to time by the General Meeting of the shareholders of the Company.

The Office	The registered office for the time being of the Company.

The Seal	The rubber stamp of the Company.

The Securities Law	The Israeli Securities Law 5728-1968 ("The Securities Law") as amended from time to time including any law or statute replacing it.

Month	Gregorian month.

The Record Date	The record date as determined pursuant to the provision of Article 55(a) of these Articles
Writing	Printing, lithography, photography, and any other mode or modes of representing or reproducing words in a visible form.
Special Resolution	In accordance with the Companies Ordinance, decision of 75% of the General Meeting of the shareholders of the Company.

Words importing the singular only shall include the plural, and vice versa.

Words importing the masculine gender shall include the feminine gender; and words importing person shall include corporations.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

The Regulations in Table "A" in Schedule II to the Companies Ordinance shall not apply to the Company

THE PURPUSE OF THE COMPANY

2.	[Amended 2013] The Company may engage in any lawful occupation.

THE LIABILTY OF SHAREHOLDERS

3.
[Amended 2013] The liability of the shareholders is limited, as determined in the Companies Law. For this purpose, each shareholder is responsible for repayment of the nominal value of shares. In the event that the Company issued shares in exchange for lower nominal value, the responsibility of each shareholder will be limited to the repayment of the amortized amount of the consideration for each share assigned to him as aforesaid.

NON-PRIVATE COMPANY

4.	The Company is a non-private company; consequently:

(a)          No limitations will apply to the transfer of its shares;
(b)          The number of shareholders is unlimited;
(c)          The company may issue to the public shares, debentures or any other securities.

5.
 [Amended 1993, 1998, 2005, 2018, 2024, 2025, Nov 2025, 2026] The share capital of the company shall consist of ~~19~~23,000,000 (Nineteen Million) Ordinary Shares of no per value of each, all ranking pari-passu.

SHARES

6.
Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium, or, subject to the provisions of the Statues, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

7.	If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys in respect of such share.

8.
No person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognize any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

9.
[Amended 2013] Every member shall be entitled without payment to receive after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

10.
If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Directors shall require and (in case of defacement or wearing out) on delivery up of the old certificate, and in any case on payment of such sum not exceeding NIS 5 (Five New Israeli Shekels) as the Directors may from time to time require.

11.	[Deleted 2013]

12.	[Deleted 2013]

13.	[Deleted 2013]

CALLS ON SHARES

14.
[Amended 2013] No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any). The shareholders who are entitled to a dividend shall be the holders of shares on the date of the resolution regarding the dividend or on a later date if a later date is prescribed in such resolution.

15.

(a)
If under the conditions of the issuance of shares there is no fixed date for the payments due therefor, the Directors may from time to time make such calls upon the members in respect of all moneys then unpaid on shares possessed by them and every member will pay the sum demanded of him at the place and time appointed by the Directors, provided that fourteen days notice as to the place and date of payment was served on him. The Directors may revoke or postpone any call.

(b)	A call shall be deemed to have been made at the time when the Resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

(d)
If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or Installment at such rate not exceeding the debitory rate prevailing at the largest Israeli commercial bank on the day appointed for the payment referred to, as the Directors shall fix, from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

16.

(a)
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided;

(b)
The Directors may at the time of allotment of shares make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

17.
The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies due upon his shares beyond the sums actually called up thereon; and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed by them and the Company.

TRANSFER OF SHARES

18.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

19.
The Directors may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the share, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Directors.

All instruments of transfer shall remain in the custody of the Company but any such instrument which the Directors refused to register shall be returned to the person from whom it was received, if such request be made by him.

20.
[Amended 1998] The Transfer Records and the Register of Members and Debenture Holders (if any) and Debenture Stock Holders (if any) and other securities (if any) of the Company may be closed during such time as the Directors may deem fit, not exceeding in the aggregate, thirty days in each year. To avoid any doubts, the determination of a Record Date shall not constitute nor be deemed as a closing of the above records or registers.

TRANSMISSION OF SHARES

21.
In the case of the death of a member, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder form any liability in respect of any share or any debenture jointly held by him.

22.
Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy of any member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

23.
A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other moneys payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a member or a holder of a debenture unless and until he shall become a member in respect of the share or a holder of the debenture.

FORFEITURE OF SHARES

24.
If any member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him, or on the person entitled to the share by transmission requiring him to pay such call or installment, or such part thereof as remains unpaid, together with any expenses incurred by the company by reason of such non-payment.

25.
The notice shall name a further day (not earlier than the expiration of thirty days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, is to be made, and shall state that In the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

26.
If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

27.
Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture upon the terms of payment of all call and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

28.
Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or re-allotted or otherwise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit. [Amended 2013] Each Forfeited share that hasn’t been sold or canceled, will become dormant Share, as defined in the Israeli Companies law, and will not confer any rights, so long that such shares is owned by the Company.

29.
A member whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

30.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

31.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

LIEN

32.
The Company shall have a first and paramount lien upon all shares (which are not fully paid up) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of such shares; but the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

33.
The Directors may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists, or some part thereof, are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfillment or discharge thereof and giving notice of intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment, fulfillment or discharge shall have been made by him or them for fourteen days after such notice.

34.
The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

35.
Upon any such sale (i.e., following forfeiture or foreclosing on a lien for and the bona fide use of the powers granted with respect thereto) the Directors may enter the purchaser's name in the Register as holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

SHARE WARRANTS TO BEARER

36.

(a)
The Company may, subject to the provisions of the Statutes, with respect to fully paid up shares, issue warrants (hereinafter called "share warrants"), stating that the bearer is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of dividends on the shares included in such warrants. The Directors may determine and from time to time vary, the conditions upon which share warrants shall be issued, and in particular the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which a share warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such share warrant.

No new share warrant or coupon shall be issued in the place of one which has been lost or destroyed unless it shall have been established to the satisfaction of the Directors that the same has been lost or destroyed.

(b)
A share warrant shall entitle the bearer to the shares included in it, and such shares shall be transferred by the delivery of the share warrant and the provisions of these Articles with respect to transfer and transmission of shares shall not apply thereto.

(c)
The bearer of a share warrant may at any time deposit the warrant at the Office or at any other place, if any, indicated by the Directors, and after the expiration of two clear days from the time of deposit, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held, as if his name was inserted in the Register as the Holder of the shares included in the deposited warrant. Not more than one person shall be recognized as depositor of a share warrant.

Upon prior notice in writing of two days the Company shall return to the depositor the share warrant deposited by him.

(d)
Subject as otherwise expressly provided herein, no person shall, as bearer of a share warrant, sign a requisition for calling a Meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a Meeting of the Company and said person shall not be entitled to receive any notices from the Company.

But the bearer of a share warrant shall be a member of the Company and entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the warrant.

[Deleted 2013]

ALTERATIONS OF CAPITAL

37.	The General Meeting of the shareholders of the Company may from time to time:

(a)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

(b)	Cancel any shares not taken or agreed to be taken by any person; or

(c)
Divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them, subject, nevertheless, to the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may by the Resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other shares; or

(d)
Reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and, in particular exercise all or any of the powers conferred by Section 151 of the Companies Ordinance, or any statutory modification thereof.

38.	The Company may, subject to applicable law, issue redeemable shares and redeem the same

INCREASE OF CAPITAL

39.
The General Meeting of the shareholders of the Company may from time to time , whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

40.
[Amended 2013] Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

[Deleted 2013]

BORROWING POWERS

41.
The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking, or, the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

GENERAL MEETINGS

42.
[Amended 2013] An Annual General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General Meeting and at such place as may be determined by the Directors. Such Annual General Meetings shall be called "Ordinary Meetings" and all other General Meetings of the Company shall be called "Extraordinary Meetings". The Annual General Meeting shall receive and consider the Directors' Report, the Profit and Loss Account and Balance Sheet, shall elect Directors, appoint Auditors and transact any other business which under these Articles or by the Statutes are to be transacted at a General Meeting of the Company.

43.
[Amended 1998. 2013]In accordance with the Israeli Companies Law and subject to the provisions of the Statutes, as may be from time to time in effect, the Directors may, whenever they think fit, and upon a demand of two directors or one quarter of the directors in office at that time or upon demand of one or more shareholders, holding at least five percent (5%) of the issued shares and one percent (1%) of the voting rights or holding five percent (5%) of the voting rights in the Company (hereinafter: "the Requisitionists") , shall convene an Extraordinary Meeting, in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, and particularly under the provisions of article 53(a), entitled to receive notice from the company. Any such requisition must state the objects for which the meeting is to be called, be signed by the Requisitionists, and must be deposited at the office. Such requisition may consist of several documents in like form, each signed by one or more requisitionists. If the Directors do not, within twenty-one days from the date of the deposit of such requisition, proceed to convene a Meeting, the  the party demanding the convening of the meeting, and, in the case of shareholders, that portion of them that has more than half of their voting rights, may convene the meeting themselves, provided that the meeting shall not take place more than three months after the said demand is submitted, and in accordance with the Companies Law.

[Amended 2013] Subject to the provisions of the Statutes as may be from time to time in effect, the agenda of the General Meeting will be determined by the Board and it will include also topics which are required to be converted at an Extraordinary Meetings as mentioned above. Also, one or more shareholder, holding one percent (1%) of the voting rights in a General Meeting, may request that the Board include topics on the agenda of a General Meeting, provided that such topics are suitable to be discussed at a General Meeting.

44.

(a)
[Amended 1998, 2001. 2013] Subject to the provisions of the Statutes as may be from time to time in effect, and the provisions herein, the Company will publish a notice regarding the General Meeting specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, entitled to receive notices from the Company.

(b)
Subject to the provisions of the Statutes as may be from time to time in effect, whenever the Board of Directors is required to convene an Extraordinary Meeting it shall convene such meeting within twenty-one days' on the date designated in the notice provided that the meeting date will be no later than thirty-five days from the date of publication of the notice. Notices shall be given by post or by personal delivery to every registered shareholder of the Company, entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 53(a), to his address as described in the Register of Members of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to or the non-receipt of such notice by any such member shall not invalidate any resolution passed or proceeding had at any such meeting. And, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve. Such consent may be given at the meeting or retrospectively after the meeting.

(c)
Notice with respect to any General Meeting shall be regarded proper and sufficient if it specifies in a general manner the general nature of the matter to be transacted at the General Meeting, or, without making the procedure hereinafter set forth mandatory, if it specifies that the draft of the resolution to be proposed to the General Meeting is available for inspection at a designated place during a designated time period.

PROCEEDINGS AT GENERAL MEETINGS

45.
[Amended 1998, 2013] No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any shareholders Meeting shall be two members present in person or by proxy, holding or representing at least one third of the total voting rights in the Company on the Record Date.

46.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two members present in person or by proxy shall be a quorum.

47.
[Amended 2026] The Chairman of the Board, or any person appointed by him for such purpose by written notice to the Company, shall preside at every General Meeting. If there is no such Chairman, or if he is not present within fifteen (15) minutes after the time appointed for holding the meeting, or if he is unwilling to act as chairman of the meeting, the shareholders present at the meeting shall choose one of themselves to be chairman of the meeting.~~(if any), chosen as such among the Directors, shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose a Director, or, If no Director be present, or if all the Directors present decline to take the Chair, they shall choose a member present to be Chairman of the meeting.~~

48.
[Amended 1998] The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned pursuant to the provisions of this Article for seven days or more, notice of the adjourned meeting shall be given to the members entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF MEMBERS

49.
[Amended 1998, replaced 2004, amended 2013] Subject to the provisions of Statutes as may be from time to time in effect, all resolution by any General Meeting of the company, , including but not limited to amendment of the Memorandum of Association of the Company or these Articles, shall be deemed adopted if approved by the holders (in aggregate) of the majority votes represented at such general meeting and participating in the vote (excluding any abstaining votes) in person or by proxy.

50.
[Amended 1998, 2013] At all General Meetings, a resolution put to a vote at the meeting shall be decided on a show of hands,  and a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution. As mentioned below, votes may be given also by proxy.

51.	[Deleted 2013]

52.	[Deleted 2013].

53.	[Replaced 1998, Amended 2013] Subject to the provisions of the Statutes, as may be from time to time in effect:

(a)
The Board of Directors may fix a Record Date to determine the shareholders entitled to notice of and/or to vote at any meeting of shareholders or any adjournment thereof (the "Meeting"), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board of Directors, and which Record Date shall not be more than twenty one (21) nor less than four (4) days before the date of the Meeting. Notwithstanding the above, in a Meeting that the agenda includes also topics listed in Section 87(a) to the Israeli Companies Law, the Record Date shall not be more than forty days (40) nor less than twenty eight (28) days before the Meeting unless allowed otherwise by the Statutes.. The Record Date for determining shareholders entitled to notice of or to vote at the meeting shall be at the close of business on the day next preceding the day on which such board meeting is held. A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; providing, however that the Board of Directors may fix a new Record Date to the adjournment meeting.

(b)	Every member shall have one vote for each share of which he is the holder.

54.
If any member be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator and such last mentioned persons may give their votes either personally or by proxy.

55.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

56.	[Amended 2013] Votes may be given either personally or by proxy. A proxy does not need to be a member of the Company.

57.

(a)
The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the Directors, and shall be signed by the appointor or by his attorney duly authorized in writing, or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b)	[Deleted 2013]

58.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

59.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

60.
Subject to the provisions of the Statutes, a resolution in writing signed by all the members, in person or by proxy, for the time being entitled to vote at General Meeting of the Company shall be as valid and as effectual as a resolution adopted by a General Meeting duly convened, held and constituted for the purpose of passing such resolution.

61.
A member will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing member. Every proxy so appointed on behalf of the same member shall be entitled to vote as he sees fit.

62.
No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS

63.
[Amended 2013, Nov 2025] The Board of Directors of the Company shall consist of such number of Directors as may be fixed from time to time by an Ordinary Resolution of a General Meeting, provided it shall not be less than two, including, if required, external directors, or more than eleven. As long that the Company is a public company, corporation cannot be nominated as a director in the Company.

64.
The Directors shall be elected at the Annual General Meeting of the Company and shall hold office until the close of the succeeding Annual General Meeting. Should no Directors be elected at the Annual General Meeting, the Directors holding office at the time such meeting was convened shall continue to hold their office. Directors whose term of office expired may be re-elected.

65.	[Deleted 2013]

66.
[Amended 2013] Director's term will begin on the date of his appointment - as stated by the General Meeting, but the General Meeting may set a date later than the date of the General Meeting as the start date for appointment as a Director of the Company.

67.
[Amended 2013] Subject to the provisions of the Companies Law, the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

68.	[Amended 2013] The office of a Director shall be vacated, ipso facto, under the circumstances set forth in the Statures.

69.
[Amended 2013] Subject to the provisions of the Statutes, no Director shall be disqualified by virtue of his office from holding any office, or, deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered Into by or on behalf of the Company in which the Director shall in any way be interested, be avoided, nor shall any Director be liable to account to the Company for any profit arising from any such office or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at the first meeting of the Board of Directors after the acquisition of his Interest.

After such disclosure of personal interest, the Director shall not be entitled to participate and vote as a Director in the set Board of Directors meeting regarding any contract or arrangement in which he is interested as aforesaid except for contracts or arrangements according to Article 271 of the Israeli Companies Law. The Director who has a personal interest, may be present to explain the contract or arrangement, if the Chairman of the Board, determines that he is required to do so. However, if a majority of the Directors have personal interest, all the members of the Board of Directors shall be entitle to participate and vote in the aforementioned Board of Directors meeting and such transaction will have to be further subject to the approval of the shareholders of the Company. A general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall not be a sufficient disclosure under this Article and every Director shall give a special notice relating to any particular transaction with such firm or company.

70.	[Amended 2013] The Company may from time to time at a General Meeting, increase or decrease the number of Directors subject always to Article 63.

71.
[Amended 2013] In the event of one or more vacancies in the board of Directors, the continuing Directors may continue to act as long as the Board of Directors consists of at least more than three Directors. However, in the event that the remaining Directors are less than three Directors, the remaining Director or Directors may not be permitted to act only for convening a General Meeting for the purpose of the election of new Directors

72.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may at any time and from time to time appoint any other person as a Director, whether to fill a casual vacancy or to add to their number. Any Director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

73.
[Amended 2013] Subject to the provisions of the Statutes, the Company may at a General Meeting remove any Director from office before the expiration of his term of office and appoint another Director in his stead, provided that the removed Director shall be given a reasonable opportunity to present his case to the General Meeting. The person so appointed shall hold office only for such period as the person in whose stead he was appointed would have held office had he not been removed.

74.
[Amended 2013, Nov 2025] As long that the Company is a public company according to the Israeli Companies Law, the Company shall, as required, have at least two external directors, as defined in the Israeli Companies Law, at least one of whom must be a director with accounting and financial expertise, and the rest have professional qualifications, as defined in the regulations promulgated under Section 240 of the Israeli Companies Law.

PRESIDENTS

75.
The Board of Directors may from time to time appoint one or more persons as President or Presidents of the Company whether for a fixed term or without any limitation of time and the Board of Directors may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

76.	The Directors may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President.

77.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may from time to time confer upon and delegate to a President then holding office such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities for such period and for such purposes and subject to such conditions and restrictions which they consider advantageous, and they may delegate such authorities with or without waiving the authorities of the Directors with respect thereto and their being in lieu of their authorities, in whole, or in part, and they may from time to time revoke, cancel and alter such authorities in whole or in part.

78.
[Amended 2013] Subject to the provisions of the Statutes, as may be from time to time in effect, the remuneration of a President shall be approved by the Company's compensation committee, the Directors and the shareholders meeting in a special majority, as defined and required according to the Israeli Companies law, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of wages or commissions or profit sharing or a combination thereof.

79.	[Deleted 2013]

80.	[Amended 2013] Subject to the provisions of the Statutes, the Company may elect the same person as its President and its Board of Directors chairman.

DIRECTOR'S ACTS AND AUTHORITIES

81.
[Amended 2013] The powers and the duties of the Board of Directors shall be as prescribed by the Companies Law, subject to the provisions of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

82.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may meet together for the dispatch of the business of the Company and they may postpone their meetings and otherwise regulate them as they shall deem fit. A Director may call a meeting of the Board of Directors at any time. The quorum for the dispatch of business by the Board of Directors shall be determined by the Directors and if not so determined shall be the majority of the Directors.

83.
[Amended 2013] A resolution in writing signed or otherwise approved by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board of Directors at a meeting of the Board of Directors duly convened and held, provided that all the directors who are entitled to participate in such resolution and to vote on it, agreed not to convene the same matter.

84.
[Amended 2013] Subject to the provisions of the Statutes, every Director shall be entitled to be represented and to vote at any meeting of the Board of Directors by another Director or by another person appointed by him (not a corporation), who shall act as his alternate for one meeting or for another specified period or until notice be given of the cancellation of the appointment. In order to be nominated, the alternate Director must be eligible to be appointed as a Director according to the Israeli Companies law. Each alternate Director shall have the number of votes equivalent to the number of Directors who appointed him as alternate and if he himself is a Director he shall have such number of votes in addition to his own vote. The appointment of an alternate shall be made in writing. A Director may appoint two alternates. However, if the two alternates of the same Director shall be present at the Board of Directors' meeting, only one of them shall have the right to vote thereat. It shall be noted that the appointment of an alternate Director to the Board, does not relieve the nominating Director from his responsibility as a Director.

85.
[Amended 2013] A Director being at any time absent from Israel shall be entitled during such time to a seven day notice of any Meetings of the Board of Directors, provided he notified the Company of an address to which such notice should be sent. Such notice should be sent by fax, e-mail, telex, cable or telecopier.

86.

(a)
[Amended 2013] The Board of Directors will elect a Chairman for their meeting and fix the term of his office, and unless otherwise decided, the Chairman shall be elected annually. In the event that a Chairman was not elected and if the Chairman should fail to be present at a meeting 15 minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(b)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes. In the case of an equality bf votes, the Chairman of the meeting shall have a further or casting vote.

87.
Any meeting of the Board of Directors, at which a quorum is present, shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them,

88.
[Amended 2013] Subject to the provisions of the Statutes, the Board of Directors may delegate their authorities in whole or in part to committees as they shall deem fit and they may from time to time revoke such delegation. Any committee so created, must, in exercising the authorities granted to it, adhere to all the instructions of the Board of Directors given from time to time.

The meetings and proceedings of any such committee comprised of two or more members shall be governed by the provisions of these Articles regulating the meetings of the Board of Directors in so far as appropriate thereto unless the provisions of the Companies Law or the Board of Directors shall otherwise regulate the meetings of such a committee (hereinafter: "Committee of the Board of Directors").

89.
All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

90.	[Amended 2013] The Board of Directors and each Committee of the Board of Directors shall cause proper Minutes to be kept of the following:

(a)	The names of all the Directors present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors;

(b)	All resolutions and proceedings of General Meetings of the Company, Board of Directors' meetings and Committee of the Board of Directors' meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein. The minutes shall be kept for a period of seven (7) years from the date of the relevant meeting.

91.
[Amended 2012] Subject to the provisions of the Statutes, all bona fide acts carried out at any meeting of the Board of Directors held in Israel or thereafter as a result therefrom shall be valid notwithstanding the fact that a Director who was absent from Israel at the time of the meeting did not receive a notice with respect to its convening.

BRANCH REGISTERS

92.
[Amended 2013] Subject to and in accordance with the provisions of the Statutes and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable legal requirements, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

SECRETARY

93.
The Board of Directors may from time to time appoint a Secretary to the Company as it deems fit and may appoint a temporary Assistant-Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE - STAMP AND SEAL

94.

(a)
Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board of Directors. The Company shall have at least one rubber stamp. The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or imprinted name (e.g. cheques).

(b)
The Board of Directors may provide for a seal. If the Board of Directors so provide, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

95.
[Amended 2013]Subject to the provisions of the Statutes, and subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares, with regard to dividends, the profits of the Company available for dividend and resolved to be distributed, shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively, otherwise than in advance of calls. Unless not otherwise specified in the conditions of issuing of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period (Pro-Rata Temporis).

96.
[Replaced 2002, amended 2013] The Company's Board of Directors, subject to any restrictions contained in the Statutes, may declare and pay dividend, either in the form of cash or stock, to its shareholders according to their rights and interests in the profit and may fix the time for payment.

97.	[Deleted 2013]

98.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

99.	Notice of the declaration of any dividend, shall be given to the holders of registered shares in manner hereinafter provided.

100.
[Amended 2012] Subject to the provisions of the Statutes, unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the member or person entitled, or in the case of joint registered holders to that one of them first named in the register in respect of the joint holding. Every such cheque shall be made payable to the order of the person to whom it is sent. The receipt of the person whose name, at the date of the declaration of the dividend, appears on the register of members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company

PAYMENT IN SPECIE AND CAPITALIZATION OF PROFITS

101.
[Replaced 2002, amended 2013] Subject to the provisions of the Statutes, upon declaration by the Board of Directors a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures, debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways.

102.	[Amended 2013] Subject to the provisions of the Statutes, upon the recommendation of the Board of Directors, approved by Ordinary Resolution of the Company, the Company -

i.
may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or to be distributed only to a certain part of the shareholders, while not distributed to other shareholders as will be decided by the General Meeting on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock or any other securities of the Company which shall be distributed accordingly, or in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and –

ii.
may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. When distributing shares for capitalized profits all members shall receive shares of one class - whether such class existed prior thereto or was created therefor; or, every shareholder shall receive shares of the same class which conferred upon him the right to receive shares from the capitalization of profits, or of any other class or a combination of several classes of shares - in accordance with the approval of the General Meeting.

103.	[Deleted 2013]

104.
[Amended 2013] For the purpose of giving full effect to any resolution under Articles 100 and 101 the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular may fix the value for distribution to any members upon the footing of the value so fixed or determine that fractions of less nominal value than one New Israeli Shekel may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets with trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

ACCOUNTS

105.
[Amended 2013] The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Statutes and of any other applicable law. Such books of account shall be, kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. Subject to the provisions of the Statutes no member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Company.

106.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

107.	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by the applicable law.

NOTICES

108.	[Amended 2013] Subject to the provisions of the Statutes:

(a)
Any notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (air mail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other addresses as he may have designated in writing for the receipt of notices and other documents together with publication in two daily newspapers published in Israel. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent to a place, or posted at a place outside Israel), or when actually received by the addressee if sooner than forty-eight (48) hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the President), provided, however, that such notice or other document as mentioned above may be sent by cablegram or telex and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram or telex has been sent or when actually received by such member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article.

(b)
Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of Its delivery to him, unless he is duly registered as a member.

(c)
All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(d)
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)
Any notice or other document served upon or sent to any member by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company has notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)	Where a given number of days notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

(g)	[Added 1998] To avoid any doubts, the entitlement of a member to receive any notice relating to convening meeting of shareholders under these Articles shall be as determined in article 53(a).

RECONSTRUCTION

109.
Subject to the provisions of the Statutes, on any sale of the undertaking of the Company, the Directors, or the liquidators on a winding-up, may, if authorized by, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares, or securities, or any other property of the Company, amongst the members, without realization, or vest the same In trustees for them, and any may provide for the distribution or appropriation of the cash, shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members as contributories of the Company, and for valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only In the event that the Company is proposed to be or is in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INDEMNITY AND INSURANCE

110.	[Replaced 2004, amended 2013]

(a)
Subject to the provisions of the Statutes, the Company is authorized to indemnify its Directors and other Office Holders (collectively "the Officers"), as this term is defined under section 1 of the Companies Law, to the fullest extent permitted by the Companies Law, for any liability, payment or expense as detailed below, imposed on the Officers or expended by them due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company.

(b)	The Company may indemnify Officers retrospectively for debts or expenses imposed on such Officer due to an act done by virtue of his being an Officer in the Company:

(1)	A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorney's fees, (i) expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or (ii) expended by the Officer in respect of any monetary sanction;

(3)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(4)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

(5)
Reasonable legal expenses, including attorneys fees, which the Officer incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent;

(6)	Any other liability, payment or expense which the Company may indemnify its Officers under the Statues.

The Company may undertake in advance to indemnify its Officers in any one of the following situations:

(1)
A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court provided that such undertaking be limited to types of events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum determined by the Board of Directors as reasonable in the circumstances of the case.

(2)	A provision permitting the company to indemnify its Officer for debts or expenses stated in articles 110(b)(2)-(6) above.

In any event, the total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's shareholders' equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid.

(c)
Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of Officers responsibility for any liability that will be imposed on the officers due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company, in each of the following:

(1)	A breach of duty of care to the Company or to any other person;

(2)	Breach of fiduciary duty to the Company, on condition that the Officer acted in good faith and had reasonable grounds to assume that the act would not cause the Company any harm;

(3)	A monetary obligation that will be imposed on the Officer to the benefit of another person.

(4)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(5)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(d)
Subject to the provisions of the Companies Law, the Company is authorized to procure insurance for or indemnify any person whom is not an Officer, including, without limitations, any employee, agent, consultant or contractor of the Company.

[Deleted 2013]

WINDING ־ UP

111.
If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the members in specie any part of the assets of the Company, and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the members, as the liquidators with like sanction shall think fit. The resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the members and may confer special rights on any class of member, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the members, any member who would be prejudiced thereby shall have a right to dissent, and, ancillary rights, as if such resolution were a Special Resolution passed pursuant to Section 334 of the Companies Ordinance.

112.
[Added 2013] The Company may donate reasonable sums to worthy causes, even if such donations are not within the scope of business consideration, as the Board or the President of the Company shall deem fit from time to time.

Appendix C

ESPP

TAT TECHNOLOGIES LTD. 2026 EMPLOYEE SHARE PURCHASE PLAN

ARTICLE I.
PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a share ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component.  The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code.  The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component.  Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1          “Administrator” means the entity, including any committee specifically designated by the Board, that conducts the general administration of the Plan as provided in Article XI.

2.2          “Affiliate” means any entity in which the Company has an equity or other ownership interests.

2.3          “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.4          “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any non-U.S. country or other jurisdiction where rights under this Plan are granted.

2.5          “Board” means the Board of Directors of the Company.

2.6          “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.7          “Company” means TAT Technologies Ltd., an Israeli company, or any successor.

2.8          “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments.

2.9          “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component. The designation by the Administrator of Designated Subsidiaries and changes in such designations by the Administrator shall not require shareholder approval.  Only entities that are subsidiary corporations of the Company within the meaning of Section 424 of the Code may be designated as Designated Subsidiaries for purposes of the Section 423 Component, and if an entity does not so qualify, it shall automatically be deemed to be a Designated Subsidiary in the Non-Section 423 Component.

2.10          “Effective Date” means the date upon which the Plan is approved by the shareholders of the Company, provided that the Board has adopted the Plan on, or within 12 months prior to, such date.

2.11          “Eligible Employee” means:

(a)          With respect to the Section 423 Component of the Plan, an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) share possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code).  For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and a share that an Employee may purchase under outstanding options shall be treated as a share owned by the Employee.  With respect to an Employee participating in the Non-Section 423 Component, such qualification shall not apply, unless otherwise required by Applicable Law.

(b)          Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such non-U.S. jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(c)          With respect to the Non-Section 423 Component, the foregoing rules shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the foregoing eligibility rules are not consistent with applicable local laws, the applicable local laws shall control.

2.12           “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination.  For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2).  Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.

2.13          “Enrollment Date” means the first Trading Day of each Offering Period.

2.14          “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.

2.15          “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.16          “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.17          “Offering Document” has the meaning given to such term in Section 4.1.

2.18          “Offering Period” has the meaning given to such term in Section 4.1.

2.19          “Ordinary Shares” means Ordinary Shares, no par value, of the Company and such other securities of the Company that may be substituted therefore.

2.20          “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

2.21          “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to this Plan.

2.22          “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.23         “Plan” means this 2026 Employee Share Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.24          “Purchase Date” means the last Trading Day of each Offering Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.25          ““Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Purchase Date); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Purchase Date, provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.26          “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.27          “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.28          “Share” means an Ordinary Share.

2.29          “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.  In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.30          “Trading Day” means a day on which national stock exchanges in the United States are open for trading.

2.31          “Treas. Reg.” means U.S. Department of the Treasury regulations.

ARTICLE III.
SHARES SUBJECT TO THE PLAN

3.1            Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 125,000 Shares. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of 125,000 Shares, subject to Article VIII.

3.2            Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1           Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator.  The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.

4.2            Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)          the length of the Offering Period, which period shall not exceed twenty-seven months;

(b)          the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 555 Shares; and

(c)          such other provisions as the Administrator determines are appropriate, subject to the Plan.

ARTICLE V.
ELIGIBILITY AND PARTICIPATION

5.1           Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2           Enrollment in Plan.

(a)          Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)          Subject to the terms and conditions of this Plan, including the provisions of this Article V, each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)          A Participant may increase or decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document).  In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d)          Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3         Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively.  Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4           Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5            Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6           Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7            Non-U.S. Employees.  In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(f). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are non-U.S. nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

5.8            Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS

6.1            Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the last day of the Offering Period.

6.2            Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3           Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s shareholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4          Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s (or, where applicable, the Designated Subsidiary’s) federal, state, foreign, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5          Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1           Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2           Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3           Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated.  If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES

8.1           Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2           Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any Affiliate of the Company, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)          To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)          To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)          To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)          To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)          To provide that all outstanding rights shall terminate without being exercised.

8.3           No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4          No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION

9.1          Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2           Certain Changes to Plan. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3           Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)          altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)          shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)          allocating Shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Participant.

9.4            Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

ARTICLE X.
TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months before or after the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such shareholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.
ADMINISTRATION

11.1          Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Administrator any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2          Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)          To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)          To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the shareholders of the Company.

(c)          To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d)          To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e)          To amend, suspend or terminate the Plan as provided in Article IX.

(f)          Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g)          The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3          Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.
MISCELLANEOUS

12.1         Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2          Rights as a Shareholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a shareholder of the Company, and the Participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3          Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4          Designation of Beneficiary.

(a)          A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b)          Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5        Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6         Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7          Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8          Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.9         No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.10       Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.11       Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Israel, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Israel. Certain definitions, which refer to the laws of such jurisdiction, shall be construed in accordance with other such laws.  The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any award granted hereunder.

12.12        Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.